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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of **December 2007**

Commission File Number **28980**

**ROYAL STANDARD MINERALS INC.**
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 15, 2007

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.



**NOTICE TO SHAREHOLDERS**

**Royal Standard Minerals Inc.**

(An Exploration Stage Company)

**(Expressed in United States Dollars)**
**Interim Consolidated Financial Statements**
**(Unaudited)**

**For the Three and Nine Months Ended October 31, 2007**

Responsibility for Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited January 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The accompanying unaudited interim financial statements of Royal Standard Minerals Inc. for the three and nine months ended October 31, 2007 have been approved by the Audit Committee and Board of Directors of the Company. These unaudited interim statements have not been audited, reviewed or verified by the Company's independent external auditors or any other independent accounting firm.

**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Balance Sheets**
**(Unaudited)**

| | October 31, 2007 | | Restated (Note 2) January 31, 2007 |
|---|---|---|---|
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | $ 8,809,528 | $ | 9,654,288 |
| Short-term investments | 123,630 | | 433,699 |
| Marketable securities | 148,189 | | 86,124 |
| Sundry receivables and prepaids | 199,185 | | 141,827 |
| Due from related parties (Note 9) | 158,779 | | 122,386 |
| | 9,439,311 | | 10,438,324 |
| Reclamation bond | 214,354 | | 181,767 |
| Mineral properties (Note 3) | 12,957,936 | | 8,547,743 |
| Equipment, net (Note 4) | 1,351,757 | | 2,056,392 |
| | $ 23,963,358 | $ | 21,224,226 |
| **Liabilities** | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | $ 182,697 | $ | 202,157 |
| | 182,697 | | 202,157 |
| Asset retirement obligation | 181,767 | | 181,767 |
| | 364,464 | | 383,924 |
| **Shareholders' Equity** | | | |
| Share capital (Note 5) | 28,318,622 | | 25,403,464 |
| Shares to be cancelled (Note 5) | (44,490) | | - |
| Warrants (Note 6) | 2,847,058 | | 3,546,935 |
| Contributed surplus | 6,847,365 | | 6,025,637 |
| Deficit | (14,431,726) | | (14,135,734) |
| Accumulated other comprehensive income | 62,065 | | - |
| | 23,598,894 | | 20,840,302 |
| | $ 23,963,358 | $ | 21,224,226 |

**Going Concern** (Note 1)
**Commitments and Contingencies** (Note 11)

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



# Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Mineral Properties**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|---|
| **Gold Wedge Project** | | | | | |
| Opening balance | **$ 8,492,146** | $ 3,895,736 | **$ 6,153,207** | $ 2,636,862 | $          - |
| Adjustments (Note 2) | **759,636** | 482,712 | **759,636** | 220,669 | **-** |
| | | | | | |
| Opening balance - restated | **9,251,782** | 4,378,448 | **6,912,843** | 2,857,531 | - |
| | | | | | |
| Property acquisition costs | **11,875** | 105,573 | **81,674** | 234,057 | 588,073 |
| Travel | **13,554** | - | **52,608** | - | 265,161 |
| Mine development costs | **53,165** | - | **140,595** | - | 881,728 |
| Drilling | **112,677** | 599,377 | **606,223** | 1,504,343 | 884,639 |
| General exploration | **-** | - | **-** | - | 133,353 |
| Professional fees | **-** | - | **-** | - | 72,636 |
| Consulting fees and payroll | **291,845** | - | **946,409** | - | 3,271,335 |
| Office and general | **142,888** | 32,482 | **510,510** | 257,906 | 926,478 |
| Analysis and assays | **1,482** | - | **10,283** | - | 105,005 |
| Supplies, equipment and transportation | **304,960** | - | **923,083** | - | 2,296,184 |
| Amortization | **750,922** | 140,539 | **750,922** | 402,582 | 1,510,558 |
| | | | | | |
| Activity during the period | **1,683,368** | 877,971 | **4,022,307** | 2,398,888 | 10,935,150 |
| | | | | | |
| Closing balance | **$10,935,150** | $ 5,256,419 | **$10,935,150** | $ 5,256,419 | $10,935,150 |
| | | | | | |
| **Pinon Project** | | | | | |
| Opening balance | **$ 1,198,998** | $     845,617 | **$ 1,148,259** | $     762,285 | $          - |
| | | | | | |
| Property acquisition costs | **19,018** | 155,292 | **19,018** | 164,466 | 444,588 |
| Travel | **5,931** | - | **5,931** | - | 17,781 |
| Drilling | **-** | - | **-** | - | 130,600 |
| General exploration | **-** | - | **-** | - | 7,765 |
| Professional fees | **-** | - | **-** | - | 66,273 |
| Office and general | **24,208** | 30,269 | **52,457** | 104,427 | 96,164 |
| Geologist | **-** | - | **-** | - | 32,653 |
| Consulting fees and payroll | **58,745** | - | **77,678** | - | 272,580 |
| Reclamation costs | **-** | - | **-** | - | 167,785 |
| Analysis and assays | **1,440** | - | **4,997** | - | 71,868 |
| Supplies, equipment and transportation | **-** | - | **-** | - | 283 |
| | | | | | |
| Activity during the period | **109,342** | 185,561 | **160,081** | 268,893 | 1,308,340 |
| | | | | | |
| Closing balance | **$ 1,308,340** | $ 1,031,178 | **$ 1,308,340** | $ 1,031,178 | $ 1,308,340 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Mineral Properties**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|---|
| **Railroad Project** | | | | | |
| Opening balance | $ **215,813** | $ 175,670 | $ **215,813** | $ 175,670 | $ - |
| Property acquisition costs | **115,633** | - | **115,633** | - | 331,446 |
| Activity during the period | **115,633** | - | **115,633** | - | 331,446 |
| Closing balance | $ **331,446** | $ 175,670 | $ **331,446** | $ 175,670 | $ 331,446 |
| | | | | | |
| **Fondaway Project** | | | | | |
| Opening balance | $ **197,778** | $ 127,652 | $ **162,778** | $ 127,652 | $ - |
| Property acquisition costs | **29,754** | - | **64,754** | - | 227,181 |
| Travel | **738** | - | **738** | - | 738 |
| Drilling | **9,270** | - | **9,270** | - | 9,270 |
| Analysis and assays | **-** | - | **-** | - | 351 |
| Activity during the period | **39,762** | - | **74,762** | - | 237,540 |
| Closing balance | $ **237,540** | $ 127,652 | $ **237,540** | $ 127,652 | $ 237,540 |
| | | | | | |
| **Como Project** | | | | | |
| Opening balance | $ **134,527** | $ 108,050 | $ **108,050** | $ 108,050 | $ - |
| Property acquisition costs | **10,933** | - | **35,933** | - | 71,628 |
| Travel | **-** | - | **-** | - | 2,806 |
| Geologist | **-** | - | **-** | - | 5,098 |
| Consulting fees and payroll | **-** | - | **-** | - | 41,532 |
| Rent | **-** | - | **1,477** | - | 55,052 |
| Analysis and assays | **-** | - | **-** | - | 9,138 |
| Written off | **-** | - | **-** | - | (39,794) |
| Activity during the period | **10,933** | - | **37,410** | - | 145,460 |
| Closing balance | $ **145,460** | $ 108,050 | $ **145,460** | $ 108,050 | $ 145,460 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



# Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Mineral Properties**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception of exploration phase |
|---|---|---|---|---|---|
| **Manhattan Project** | | | | | |
| Opening balance | $ - | $ - | $ - | $ - | $ - |
| | | | | | |
| Property acquisition costs | - | - | - | - | 27,707 |
| Travel | - | - | - | - | 28,253 |
| General exploration | - | - | - | - | 63,219 |
| Consulting fees and payroll | - | - | - | - | 47,743 |
| Analysis and assays | - | - | - | - | 25,601 |
| Written off | - | - | - | - | (192,523) |
| | | | | | |
| Activity during the year | - | - | - | - | - |
| | | | | | |
| Closing balance | $ - | $ - | $ - | $ - | $ - |
| | | | | | |
| **Other Projects** | | | | | |
| Opening balance | $ - | $ - | $ - | $ - | $ - |
| | | | | | |
| Cumulative expenditures from date of inception | - | - | - | - | 3,410,396 |
| Expenditures during the period | - | - | - | - | 161,548 |
| Written off | - | - | - | - | (3,571,944) |
| | | | | | |
| Activity during the year | - | - | - | - | - |
| | | | | | |
| Closing balance | $ - | $ - | $ - | $ - | $ - |
| | | | | | |
| **TOTAL** | **$12,957,936** | $ 6,698,969 | **$12,957,936** | $ 6,698,969 | $12,957,936 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Operations**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Expenses** | | | | | |
| General and administrative (Note 10) | $ **219,490** | $ 106,167 | $ **682,668** | $ 268,718 | $ 3,182,410 |
| Consulting fees and payroll | **101,243** | 373,914 | **641,100** | 1,247,254 | 2,154,877 |
| Stock-option compensation (Note 7) | **-** | 122,233 | **750,922** | 4,208,632 | 5,519,800 |
| General exploration | **1,662** | - | **58,562** | - | 210,613 |
| Amortization | **(303,175)** | 331 | **1,118** | 993 | 12,276 |
| | **19,220** | 602,645 | **2,134,370** | 5,725,597 | 11,079,976 |
| Loss before the following | **(19,220)** | (602,645) | **(2,134,370)** | (5,725,597) | (11,079,976) |
| Interest income | **108,539** | 108,438 | **330,779** | 248,381 | 740,813 |
| Repayment of interest | **-** | - | **-** | - | (67,117) |
| Write-off of advances to related company | **-** | - | **-** | - | (75,506) |
| Write-off of mineral properties | **-** | - | **-** | - | (3,798,864) |
| Gain on disposal of marketable securities | **-** | - | **-** | - | 47,988 |
| Write-down of marketable securities | **-** | - | **-** | - | (407,105) |
| Loss on sale in mineral properties | **-** | - | **-** | - | (474,187) |
| Foreign exchange gain | **733,318** | 175,292 | **1,507,599** | 118,670 | 1,422,968 |
| **Net income (loss) for the period** | $ **822,637** | $ (318,915) | $ **(295,992)** | $ (5,358,546) | $(13,690,986) |
| **Basic and diluted income (loss) per share** (Note 8) | $ **0.01** | $ (0.00) | $ **(0.00)** | $ (0.07) | |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Other Comprehensive Income (Loss)**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Nine Months Ended October 31, 2007 |
|---|---|---|
| **Net income (loss)** | $ 822,637 | $ (295,992) |
| **Other comprehensive gain** | | |
| Net increase in unrealized gains on | | |
| available-for-sale marketable securities | 35,581 | 29,469 |
| **Total other comprehensive income (loss**) | $ 858,218 | $ (266,523) |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



- 7 -

## Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Changes in Shareholders' Equity**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Share capital** | | | | | |
| Balance at beginning of period | $ 28,318,622 | $ 21,573,823 | $ 25,403,464 | $ 11,832,670 | $ 2,513,184 |
| Private placements, net of issue costs | - | - | - | 12,407,592 | 21,776,134 |
| Warrants valuation | - | - | - | (6,643,382) | (4,649,811) |
| Shares issued for mineral properties | - | - | - | - | 972,579 |
| Shares issued on stock options exercised | - | - | 422,908 | 331,831 | 908,806 |
| Fair value of stock options exercised | - | - | - | 178,155 | 197,588 |
| Shares issued on warrants exercised | - | 23,034 | 1,863,179 | 2,755,710 | 5,999,255 |
| Fair value of warrants exercised | - | 4,422 | 629,071 | 738,703 | 1,715,040 |
| Shares issued for services | - | - | - | - | 184,590 |
| Cancellation of shares held in escrow | - | - | - | - | (1,425,413) |
| Shares issued to brokers as compensation | - | - | - | - | 126,670 |
| Balance at end of period | $ 28,318,622 | $ 21,601,279 | $ 28,318,622 | $ 21,601,279 | $ 28,318,622 |
| **Shares to be issued** | | | | | |
| Balance at beginning of period | $ - | $ - | $ - | $ 119,325 | $ - |
| Activity during the period | - | - | - | (119,325) | - |
| Balance at end of period | $ - | $ - | $ - | $ - | $ - |
| **Shares to be cancelled** | | | | | |
| Balance at beginning of period | $ - | $ - | $ - | $ - | $ - |
| Activity during the period | (44,490) | - | (44,490) | - | (44,490) |
| Balance at end of period | $ (44,490) | $ - | $ (44,490) | $ - | $ (44,490) |
| **Warrants** | | | | | |
| Balance at beginning of period | $ 2,847,058 | $ 7,344,635 | $ 3,546,935 | $ 1,440,009 | $ - |
| Fair value of warrants issued | - | - | - | 6,643,382 | 4,649,811 |
| Fair value of warrants exercised | - | (4,422) | (629,071) | (738,703) | (1,715,040) |
| Fair value of warrants expired | - | (174) | (70,806) | (4,649) | (87,713) |
| Balance at end of period | $ 2,847,058 | $ 7,340,039 | $ 2,847,058 | $ 7,340,039 | $ 2,847,058 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)**

|  | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Contributed surplus** | | | | | |
| Balance at beginning of period | $ 6,847,365 | $ 6,273,110 | $ 6,025,637 | $ 2,364,866 | $ - |
| Cancellation of shares held in escrow | - | - | - | - | 1,425,413 |
| Fair value of stock options granted | - | 122,233 | 750,922 | 4,208,632 | 5,531,827 |
| Fair value of stock options exercised | - | - | - | (178,155) | (197,588) |
| Expired warrants | - | - | 70,806 | - | 87,713 |
| Balance at end of period | $ 6,847,365 | $ 6,395,343 | $ 6,847,365 | $ 6,395,343 | $ 6,847,365 |
| **Deficit** | | | | | |
| Balance at beginning of period | $(16,013,999) | $(14,765,564) | $(14,895,370) | $ (9,463,890) | $ (740,740) |
| Adjustments (Note 2) | 759,636 | 482,712 | 759,636 | 220,669 | - |
| Balance at beginning of period - restated | (15,254,363) | (14,282,852) | (14,135,734) | (9,243,221) | (740,740) |
| Net income (loss) | 822,637 | (318,915) | (295,992) | (5,358,546) | (13,690,986) |
| Balance at end of period | $(14,431,726) | $(14,601,767) | $(14,431,726) | $(14,601,767) | $(14,431,726) |
| **Accumulated other comprehensive income** | | | | | |
| Balance at beginning of period | $ 26,484 | | $ - | | $ - |
| Transition adjustments [1] | - | | 32,596 | | 32,596 |
| Net increase in unrealized gains on available-for-sale marketable securities | 35,581 | | 29,469 | | 29,469 |
| Balance at end of period | $ 62,065 | | $ 62,065 | | $ 62,065 |
| **Total Shareholders' Equity** | $ 23,598,894 | $ 20,734,894 | $ 23,598,894 | $ 20,734,894 | $ 23,598,894 |

[1] Transition adjustments relate to the adoption of the new financial instruments accounting standards. Refer to Note 2.

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Cash Flows**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Cash and cash equivalents provided by (used in):** | | | | | |
| **Operating activities** | | | | | |
| Net income (loss) | $ **822,637** | $ (318,915) | $ **(295,992)** | $ (5,358,546) | $(13,690,986) |
| Operating items not involving cash: | | | | | |
| Amortization | **(303,175)** | 331 | **1,118** | 993 | 12,276 |
| Stock-option compensation (Note 7) | **-** | 122,233 | **750,922** | 4,208,632 | 5,519,800 |
| Stock options exercised in lieu of bonus | **-** | - | **422,908** | - | 422,908 |
| Write-off of bad debt | **-** | - | **-** | - | 20,950 |
| Write-off of mineral properties | **-** | - | **-** | - | 3,798,864 |
| Loss on sale of mineral properties | **-** | - | **-** | - | 474,187 |
| Gain on disposal of marketable securities | **-** | - | **-** | - | (47,988) |
| Write-down of advances to related company | | - | **-** | - | 75,506 |
| Write-down of marketable securities | **-** | - | **-** | - | 407,105 |
| Foreign exchange gain | **(480,235)** | - | **(1,092,258)** | - | (1,092,258) |
| Changes in non-cash working capital: | | | | | |
| Sundry receivables and prepaids | **(9,555)** | (41,678) | **(57,358)** | (73,978) | (267,979) |
| Accounts payable and accrued liabilities | **(105,091)** | (59,231) | **(19,460)** | (71,236) | 182,697 |
| **Cash (used in) operating activities** | **(75,419)** | (297,260) | **(290,120)** | (1,294,135) | (4,184,918) |
| | | | | | |
| **Financing activities** | | | | | |
| Issue of common shares, net of issue costs | **-** | 22,860 | **1,863,179** | 15,371,159 | 31,973,660 |
| Shares to be issued | **-** | - | **-** | - | - |
| Shares to be cancelled | **(44,490)** | - | **(44,490)** | - | (44,490) |
| Loans to related parties | **(20,764)** | - | **(36,393)** | - | (234,285) |
| **Cash (used in) provided by financing activities** | **(65,254)** | 22,860 | **1,782,296** | 15,371,159 | 31,694,885 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Interim Consolidated Statements of Cash Flows**
**(Unaudited)**

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 | Cumulative from date of inception June 26, 1996 |
|---|---|---|---|---|---|
| **Investing activities** | | | | | |
| Funds held in trust | **-** | - | **-** | - | (20,950) |
| (Purchase) sale of short-term investments | **(15,173)** | 6,604 | **310,069** | (6,742) | (123,630) |
| Additions to mineral properties | **(1,208,116)** | (922,993) | **(3,659,271)** | (2,265,199) | (16,385,568) |
| Purchase of equipment | **(8,458)** | (220,585) | **(47,405)** | (1,440,490) | (2,874,592) |
| Purchase of marketable securities | **-** | (1,589) | **-** | (443,120) | (1,057,976) |
| Purchase of reclamation bond | **(5,591)** | - | **(169,113)** | - | (169,113) |
| Redemption of reclamation bond | **136,526** | - | **136,526** | - | 136,526 |
| Proceeds on disposal of marketable securities | **-** | - | **-** | - | 690,859 |
| Proceeds on sale of mineral properties | **-** | - | **-** | - | 11,747 |
| Cash (used in) investing activities | **(1,100,812)** | (1,138,563) | **(3,429,194)** | (4,155,551) | (19,792,697) |
| **Change in cash and cash equivalents** | **(1,241,485)** | (1,412,963) | **(1,937,018)** | 9,921,473 | 7,717,270 |
| Effect of translation on foreign currency | **480,235** | - | **1,092,258** | - | 1,092,258 |
| Cash and cash equivalents, beginning of period | **9,570,778** | 12,129,531 | **9,654,288** | 795,095 | - |
| **Cash and cash equivalents, end of period** | **$ 8,809,528** | $ 10,716,568 | **$ 8,809,528** | $ 10,716,568 | $ 8,809,528 |
| **Cash and cash equivalents consist of:** | | | | | |
| Cash | **$ 3,741,064** | $ 606,676 | **$ 3,741,064** | $ 606,676 | $ 3,741,064 |
| Money market deposits | **5,068,464** | 10,109,892 | **5,068,464** | 10,109,892 | 5,068,464 |
| | **$ 8,809,528** | $ 10,716,568 | **$ 8,809,528** | $ 10,716,568 | $ 8,809,528 |

The accompanying notes are integral part of these unaudited interim consolidated financial statements.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

1. **The Company and Operations**

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company's common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

2. **Basis of Presentation and Accounting Policies**

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended October 31, 2007 may not necessarily be indicative of the results that may be expected for the year ended January 31, 2008.

The consolidated balance sheet at January 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2007.

**Accounting Changes**

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

2.    **Basis of Presentation and Accounting Policies (Continued)**

**Change in accounting policy with retroactive application**

During the period ended October 31, 2007, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the development stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the development stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the three month period and nine month period ended October 31, 2006 is a decrease of $140,539 and $402,582 respectively with corresponding increase in mineral properties. The opening accumulated deficit for the three month period and nine month period ended October 31, 2006 decreased by $482,712 and $220,669 respectively with corresponding increase in opening balance in mineral properties. The basic and diluted loss per share for the three and nine month periods ended October 31, 2006 decreased by $0.01.

**Financial instruments, comprehensive income (loss) and hedges**

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

2.  **Basis of Presentation and Accounting Policies (Continued)**

    **Financial instruments, comprehensive income (loss) and hedges (continued)**

    (c) Financial instruments - disclosure and presentation

    Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

    (d) Hedges

    Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

    (e) Impact upon adoption of Sections 1530, 3855, 3861 and 3865

    The primary impact on the interim consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

    (1) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

    The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and October 31, 2007, the Company did not have any such investments.

    As at January 31, 2007, marketable securities are carried at cost. At October 31, 2007, the Company's marketable securities are carried at fair market value.

    (2) The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

    i)    an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and

    ii)   an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carryforwards of $5,887.

    (3) The Company has evaluated the impact of sections 3861 and 3865 on its interim consolidated financial statements and determined that no adjustments are currently required.

    The adoption of these Handbook Sections had no impact on opening deficit.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

**2.    Basis of Presentation and Accounting Policies (Continued)**

**Accounting policy choice for transaction costs**

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

**Future accounting changes**

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

**3.    Mineral Properties**

On a quarterly basis, management of the Company review exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2007.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

**4.    Equipment**

|  | October 31, 2007 | | January 31, 2007 | |
|---|---|---|---|---|
| **Cost** | | | | |
| Exploration equipment | $ | 2,855,978 | $ | 2,808,573 |
| Office equipment | | 21,253 | | 21,253 |
| | | 2,877,231 | | 2,829,826 |
| **Accumulated amortization** | | | | |
| Exploration equipment | | 1,510,558 | | 759,636 |
| Office equipment | | 14,916 | | 13,798 |
| | | 1,525,474 | | 773,434 |
| **Net carrying value** | | | | |
| Exploration equipment | | 1,345,420 | | 2,048,937 |
| Office equipment | | 6,337 | | 7,455 |
| | $ | 1,351,757 | $ | 2,056,392 |

**5.    Share Capital**

**Authorized**
The authorized capital of the Company consists of an unlimited number of common shares without par value.

**Issued**
Changes in the Company's share capital were as follows:

| Common shares issued | Shares | | Amount |
|---|---|---|---|
| Balance, January 31, 2007 | 78,275,275 | $ | 25,403,464 |
| Shares issued on warrants exercised | 4,289,550 | | 1,863,179 |
| Fair value of warrants exercised | - | | 629,071 |
| Shares issued on stock options exercised | 1,515,000 | | 422,908 |
| Balance, October 31, 2007 | 84,839,461 | $ | 28,318,622 |

On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $44,490. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

6.    **Warrants**

The following table reflects the continuity of warrants:

| | Number of Warrants | | Weighted Average Exercise Price CDN ($) |
|---|---|---|---|
| Balance, January 31, 2007 | 11,219,283 | $ | 1.22 |
| Exercised | (4,289,550) | | 0.50 |
| Expired | (441,737) | | 0.50 |
| Balance, October 31, 2007 | 6,487,996 | $ | 1.75 |

The following table reflects the fair value of share purchase warrants currently outstanding as at October 31, 2007:

| Expiry Date | Exercise Price CDN ($) | Number of Warrants | Fair Value ($) |
|---|---|---|---|
| April 26, 2008 | 1.75 | 6,487,996 | 2,847,058 |

7.    **Stock Options**

The following table reflects the continuity of stock options:

| | Number of Stock Options | | Weighted Average Exercise Price CDN ($) |
|---|---|---|---|
| Balance, January 31, 2007 | 7,826,500 | $ | 0.79 |
| Exercised | (1,515,000) | | 0.31 |
| Granted | 2,015,000 | | 0.60 |
| Cancelled | (500,000) | | 1.44 |
| Balance, October 31, 2007 | 7,826,500 | $ | 0.80 |

On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.65% and an expected life of 5 years. For the three and nine months ended October 31, 2007, the value assigned to the options was $nil and $750,922 ($803,985 CDN), respectively.

**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

**7.    Stock Options (Continued)**

The following table reflects the stock options outstanding and exercisable as at October 31, 2007:

| Expiry Date | Exercise Price CDN ($) | Options Outstanding | Fair Value ($) |
|---|---|---|---|
| December 12, 2008 | 0.265 | 220,000 | 27,734 |
| May 4, 2009 | 0.36 | 675,000 | 127,386 |
| April 13, 2010 | 0.39 | 800,000 | 238,022 |
| May 16, 2010 | 0.29 | 1,080,000 | 232,098 |
| January 20, 2011 | 0.87 | 130,000 | 90,731 |
| May 2, 2011 | 1.44 | 2,623,000 | 3,088,220 |
| October 13, 2011 | 0.75 | 283,500 | 162,005 |
| July 13, 2012 | 0.60 | 2,015,000 | 750,922 |
| | | 7,826,500 | 4,717,118 |

**8.    Basic and Diluted Income (Loss) Per Share**

The following table sets forth the computation of basic and diluted loss per share:

| | Three Months Ended October 31, 2007 | Restated (Note 2) Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Restated (Note 2) Nine Months Ended October 31, 2006 |
|---|---|---|---|---|
| **Numerator:** | | | | |
| Income (loss) for the period | $ 822,637 | $ (318,915) | $ (295,992) | $ (5,358,546) |
| **Denominator:** | | | | |
| Weighted average number of common share outstanding for basic and diluted income (loss) per share | 84,079,825 | 78,249,738 | 82,602,512 | 72,216,481 |
| Basic and diluted income (loss) per share | $ 0.01 | $ (0.00) | $ (0.00) | $ (0.07) |

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three and nine months ended October 31, 2007 and October 31, 2006 as their inclusion would be anti-dilutive.



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

### 9. Related Party Transactions

|  | October 31, 2007 | | January 31, 2007 |
|---|---|---|---|
| Due from related parties: | | | |
| The President and Director of the Company (i) | $ 21,815 | $ | 17,402 |
| Sharpe Resources Corporation (ii) | 136,964 | | 104,984 |
| | $ 158,779 | $ | 122,386 |

(i) This advance is unsecured, non-interest bearing and has no set terms of repayment

(ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three and nine months ended October 31, 2007 include stock options exercised in lieu of a bonus of $nil and $369,386 (three and nine months ended October 31, 2006 - $nil and $170,000) and salary of $67,306 and $192,303 (three and nine months ended October 31, 2006 - $93,538 and $195,929) paid to the President of the Company and salary of $16,156 and $46,160 (three and nine months ended October 31, 2006 - $nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $19,217 and $66,770 for the three and nine months ended October 31, 2007 (three and nine months ended October 31, 2006 - $16,962 and $42,881) paid to an employee who is also a family member of the President and Director of the Company. These amounts were capitalized to mineral properties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

### 10. General and Administrative

|  | Three Months Ended October 31, 2007 | Three Months Ended October 31, 2006 | Nine Months Ended October 31, 2007 | Nine Months Ended October 31, 2006 |
|---|---|---|---|---|
| Advertising and promotion | $ 47,157 | $ 42,573 | $ 84,423 | $ 70,815 |
| Corporate development | 12,566 | 7,760 | 111,812 | 82,233 |
| Insurance | 22,021 | 13,005 | 45,056 | 24,564 |
| Office and general | 19,743 | 20,062 | 96,866 | 53,926 |
| Professional fees | 117,950 | 22,018 | 342,643 | 35,447 |
| Travel | 53 | 749 | 1,868 | 1,733 |
| | $ 219,490 | $ 106,167 | $ 682,668 | $ 268,718 |



**Royal Standard Minerals Inc.**
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Notes to Interim Consolidated Financial Statements**
**Three and Nine Months Ended October 31, 2007**
**(Unaudited)**

## 11.    Commitments and Contingencies

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company.  The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group.  On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company's business relationships or becoming involved in a sale or merger of the Company or any of its assets.  Trial was originally scheduled to begin on September 14, 2007 but has been continued to March 2008.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.

